Invest in Invest in ThisWay Global

Technology · Software · Api · Female Founder · Artificial Intelligence

The AI Matching Platform that increases talent, diversity, and removes bias

THISWAYGLOBAL.COM AUSTIN TEXAS





As a women who works in male dominated industries, I have experienced workplace bias for over 30 years. My immediate family includes veterans, active duty military and members of the LGBTQ community. Bias hurts people, business and economies. Our diverse team shares my passion for bringing long overdue change that improves the world.

Angela Hood Founder/CEO @ Invest in ThisWay Global

Why you may want to invest in us...

1. $3.15M raised. Backed by Amazon. $2.8M ARR sales in 2020. Demand up 1400% since March.
2. $160B annual market in the US alone. 489% growth from 2019-2020. Growing demand for diversity.
3. Established sales pipeline of $18M+. Multiple patents.
4. Led by award-winning Founder & CEO, Angela Hood, Alumni Founder from University of Cambridge
5. Strong team with multi-million dollar exits in HR and Ai industries.
6. Named HR Tech Innovation of the Year in 2019 and featured in Yahoo! Finance.
7. Career Companion mobile apps now live for iOS and Android.
8. Beginning in Q4-2020, ThisWay Global will begin matching people to government jobs in all 50 states!

Why investors ❤ us

WE'VE RAISED $3,303,798 SINCE OUR FOUNDING



There are moments in history where the world shifts all around you. And during those times, there are also movements that change the world. Out of the mist of these cultural and societal shifts come companies that are the right product/service at the right time. And this is why we are excited to step in as the Lead Investor for This Way Global!

The AI technology that Angela Hood and her team have built is truly revolutionizing. Up till this point in history there hasn't been a way to eliminate bias from the hiring process. Angela and her team have put in years of hard work to crystallize a process and technology that finally levels the hiring process.&

... *read more*

Chris Graebe CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR | INVESTING $50,000 THIS ROUND



I love the concept

Raymond Brown



I believe ThisWay Global has the most disruptive, innovative technology in the market today. Thrilled to see how unbiased matching will change workplace dynamics going forward. Thanks for including me on your mission!

Kelsey August

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Angela Hood

Founder/CEO

International Entrepreneur of the Year (Top 5 Finalist), incubated at ideaSpace - University of Cambridge. International keynote speaker and thought leader on unbiased technology, ethical use of artificial intelligence and ROI of diversity.



Alex Shmelev

Chief Technology Officer

Walt Disney Architect, Drugstore.com VP of Pharmacy Technology Systems (acquired by Walgreens), Senior Engineer at one of the fastest growing fin-tech companies, Nerd Wallet. Leading enterprise technologist for over 25 years.



Crystal Zilliox

Product Manager

Managed Talent Services division of multi-billion dollar, international job board, Indeed. Formerly served in the USMC in the areas of computer engineering and networking.



Justin Hood

COO

Flew F/A-18's for the United States Marine Corps for 20 years, retiring as a LtCol. Leads defense contractor engagements. Now happily "herding the cats" for ThisWay Global.



Gabriela Martinez

Product Designer

Gabriela brings 4 years experience in diverse creative fields such as e-commerce, advertisement, product & web design. A well-rounded designer, Gaby oversees all visual design along with creating the user interfaces and experience of ThisWay products



Daniel Snell

Senior Engineer

Behind the development, data science, and growth strategies of some of the best known startup brands. Brings expertise in user data correlation, product management as well as extraordinary API capabilities. Leads development of our front end.



Victoria Leigh

Salesforce Admin

Victoria was a Product Owner for her first year with ThisWay. In 2019 she became a Salesforce Admin and leads implementation of our Salesforce integrations. Coordinates candidate outreach with LGBTQ community.



Jacob Loechler

Senior Sales Executive

Closed nearly $1million in sales in the first six months of his time with ThisWay. Currently works with enterprise, defense and staffing companies to leverage our solutions to increase revenue, cost savings and increased diversity.



Matt Hofacker

Marketing Manager

Specializes in demand generation focused on acquisition, activation, and retention for startups going to market. Brings sales ops and marketing experience.



Scott Leese

Sales Strategy Advisor

Sales strategist known for helping startups go from $0revenue to $25million ARR in 3 years. 6x Startup Sales Leader 3x Top 25 AA-ISP Inside Sales Leader 2x Founder 1x Author



Ben Cohen

Enterprise Advisor

Experienced tech executive with 20+ years experience helping companies from startups to the Fortune 500 drive sustained growth and surpass customer expectations. Strategic thinker and motivated leader with proven history of operational execution.



Hasan Warraich

Intern - SaaS Operations

Bachelors of Business Administration - Management Information Systems. Active in Aggie Recruitment Committee and Muslim Students Association. Hasan also helps us understand how to best attract diverse talent from asian and Muslim backgrounds.

Ashley Rodgers
Startup Camp

Jamie Vie
Startup Camp

Ryan Cadigan
Startup Camp



Chris Graebe
Startup Camp

In the news



ThisWay Global And Maslo Partner To Launch WorkThisWay And Career Companion For Job Seeker Relief

Both companies come together to offer the first-ever job matching site with the assistance of an empathetic computing companion and give millions the support they need now more than ever Award-winning HR

April 22, 2020 @ techrseries.com

Unbiased Matching is Industry Winner at HR Technology Conference & Expo

AUSTIN, Texas, Oct. 15, 2019 /PRNewswire/ -- ThisWay, an HR tech start-up offering innovative, unbiased matching for the global recruitment and staffing industries, takes home the Pitchfest Award and

October 15, 2019 @ finance.yahoo.com

Downloads

Ai4JOBS UserInterface.png

Invest in ThisWay

Job Applicants Ranked & Scored in Seconds Without Bias


Software Engineer
Ai4JOBS
Product Suite
Powered by thisway

As Featured In...

Ai4JOBS is the matching engine developed by ThisWay Global that helps recruiters find talented, diverse applicants by removing 500 biases from the candidate matching process. In seconds, our fully integrable platform matches all candidates to all jobs and ranks applicants according to the best fit.


ThisWay's commitment to bias removal is a massive differentiator for our global customer base and their matching technology is far superior.
Co-founder, Spin-Out for Deloitte

How It Works


Gender Bias
Affinity Bias
Education:
University:
Experience:
Company:
Halo Effect
Attribution Bias
Accomplishments

Without Ai4JOBS, unconscious bias from recruiters during the manual resume screening process can influence whether qualified candidates get into the next stage.


LinkedIn
CAREERBUILDER
SimplyHired
indeed
Dice
AngelList
glassdoor
ZipRecruiter
MONSTER
upwork
Ai4JOBS

Our matching engine ingests all jobs through one of two ways: 1) API integration inside your applicant tracking OR candidate marketing platform, and 2) upload from your computer. Then our tech analyzes all applicant resumes.

Our platform is able to match all job types and all applicant volumes.


Subjective Language
Gender-Biased Language
Gender-Biased Language
Non-Inclusive Language

Our natural language processor (NLP) removes up to 500 different bias' that may be in your job description.



Our matching engine automatically eliminates data that would otherwise contribute to unconscious bias such as name, gender, place of education, or other demographic-related information.

Candidates' entire work history, skills, and qualifications are analyzed to reveal the most qualified.


Features That Put Our Matching Above The Rest

Our unbiased matching engine is easy-to-use and benefits hiring managers, recruiters, and job seekers.

Simple to Use

Access real-time matching inside your ATS/CRM or login to our platform.

Return-On-Investment

Our tech ranks new applicants & previous applicants, instantly saving time & money.

Enriched Profiles

See enriched information that helps you fill jobs faster.

Skills Analysis

See beyond job titles. Matches are based on skills and what the person can do for a company.

Why ThisWay Global?

While many companies embrace AI in recruitment, most do so in suboptimal ways which introduce bias.

ThisWay Global developed the Ai4JOBS matching engine so companies can identify qualified candidates quicker and benefit from a diverse workforce.

As unemployment and awareness of the need for diversity increases, ThisWay Global is uniquely positioned to make an impact at a key turning point in history.



- There are over **30 million** unemployed people, just in the US.
- We lost a **decade** of job growth in just **45 days**.
- Our **15.5 trillion** matching events provide us with key insight on how to remove over **500 biases** that hurt people and companies.
- Consumers are **holding companies accountable** on bias & diversity.

Benefits Of A Diverse Workplace

As a recruitment tool, it's probably no surprise that we're passionate about having our own diverse team of people, ideas, and experiences. We're committed to providing companies with a diverse workforce because we know the benefits firsthand.


Improved Company Reputation
Increased Creativity and Innovations
19% Higher Innovation Revenues
Attract and Retain Better Talent
48-58% Better Financial Performance


We're Growing Fast

After being awarded the coveted Innovation of the Year Award at HR Tech Conference in Las Vegas, we were able to quickly establish market awareness—contributing to a sales pipeline of over $18 million.


Our Pipeline Includes:

To date, we have achieved:


SALES PROJECTIONS
10000000
7500000
5000000
2500000
0
DOLLARS
Q1-19
Q3-19
Q1-20
Q3-20
Q1-21
Q3-21
Q1-22
TITLE
Projections account for realistic recruiting cycles.
Does not include JUMBO deals in pipeline.
PROJECTED ARR 2022
$15 MILLION


TRACTION
$2M
$1.5M
$1M
$500K
$0
Q2-2019
Q3-2019
Q4-2019
Q1-2020
Q2-2020
$1.86M
$987K
Salesforce.com Contract Approved + Greenhouse & Taleo ATS Integrations
Executive HR Technology
Received HD Tech Innovation Award
Launched Q4 of 2019 @ $209,000
By Q1 & Q2 of 2020, $987K under contract & $1.87M finalizing
Integrations reaching 150,000 recruiters worldwide

With this traction at the helm, we're projecting an ARR of $15M by 2022. [Disclaimer: Projections are not guaranteed].

We're Here to Help

In addition to the Ai4JOBS Product Suite, we recently created and launched an innovative and empathic Career Companion mobile app for job seekers to deliver a different job board experience. Now available in the Apple Store and on Google Play job seekers can experience:

- AI-enhanced emotional support

- Improved job matches

- Resume building assistance

- Support during these unprecedented economic times



The Career Companion Mobile App
Available on
Apple App Store
Google Play Store

ThisWay Global offers a unique value proposition in the $470B recruitment market. The time is ripe for disruption in this industry, and we have the traction to deliver that disruption.

One of the biggest keys to our success lies in our user experience. Here's what one customer has to say about using ThisWayGlobal:

Why Cambridge?

Following encouragement from friend, author and TechStars MD, Amos Schwartzfarb, Angela understood how she could translate her expertise in designing and developing neighborhoods and buildings into the development of software. She decided to fully commit to solving the 'job market' problem at scale.

After months of interviews and packing up the family, including their two Scottie dogs, Angela moved to England to begin her R&D and technology incubation at ideaSpace - University of Cambridge in England.


Hauser Forum
Entrepreneurship Centre
Broers Building
West Café

Why Involve Hundreds Of People From Around The World?

People from ages 18 - 58, from around the globe and the United States military, helped by providing data, feedback, bias analysis and more.

It was these individuals that guided us in the direction that made the real difference.

Each had suffered the 'black hole' of the candidates experience when they were applying for jobs and were frustrated by the irrelevant job matches they would receive.

Some of the worlds largest pharma and tech companies sent advisors to guide us. Interestingly, had we followed their advice our technology would have failed. This was because they wanted to develop the AI in a way that would have "baked in" the very bias' we were trying to eliminate. We knew that working with the broadest set of data and inputs is how we would 'matching that matters'.

Still, each of these contributors played an important role in how we cast to understand bias. For instance, we now know that there are over 500 different bias' and they come from both the employer AND the candidate. It goes far beyond just gender and ethnicity bias. Here's a great graphic we reference to help identify 188 of the most common bias'.


COGNITIVE BIAS CODEX
What Should We Remember?
Too Much Information
Need To Act Fast
Not Enough Meaning

Timing

It took decades of waiting for technology to catch up with our idea. But our time has come.

We have developed fully automated technology that 1) works inside any job platform, 2) reduces costs, 3) improves outcomes for candidates and employers, and 4) reduces bias for both employers and candidates.

Never has the US, and the world, experienced such a rapid change in employment numbers. This very short video shows just how big the problem is.

VIDEO: Showing How 2020 Unemployment Is Unlike Any Other Before It


U.S. Weekly Initial Jobless Claims (thousands, seasonally adjusted)
700
600
500
400
300
200
1980
2000
2020
2020 Unemployment graph-mp4.mp4

The corona virus has caused this extraordinary situation. We believe mankind can use technology to mitigate it's effects.

Our Founder's Experience With Bias

Twenty five years after that first experiment in college, and following a successful career in construction and land development, Angela had seen the employment bias continue as a USMC military spouse. She watched her husband, a retired F/A-18 fighter pilot, encounter bias towards veterans.



CEO Angela Hood with son and husband

Her daughter shares stories of racial and LGBTQ injustices in her previous workplaces and her son discussed the challenges his fellow sailors experience when they leave active duty.

In short, very little progress has been made in the last quarter of a century.

Our Team:

Our team has always been diverse. We proactively seek diverse team members, investors and advisors. For us diversity includes many aspects beyond just ethnicity and gender.


Our tech is meaningful and drives improved outcomes for companies and individuals of all kinds.
Age
LGBTQ
Veteran
Culture
DisAbility

We needed an early version to prove it would work. It wasn't pretty but people still paid for it.

Our team built a semi-automated version of or technology and learned a lot about what works for the user and how to monetize our platform. Once we knew customers would pay for the solution, we raised our pre-seed investment and started to test the market and refine the platform.

The World Economic Forum helped by providing us with some of the world's most complex job descriptions and diverse applicants in the world. results were tested against some of the largest recruitment firms and established technologies in the world and we won the 'bake-off'. It was a great moment for the team but the real work had just begun!

Link to White Paper.

Our early user interface was utilitarian, to say the least. But the results proved that the technology worked.

And this stage of development is where we had a significant break thru. We figured out how to address bias from the applicants, as well as by the employer.

Here's the original interface:



thisway
Home
Help
Contact Us
Logout
Views
Dashboard
Search
Setup
Administrative
Admin. Tools
Sr Mech Engineer
Default Search
Reset
Preview
Search
Must have
Should have
Must NOT have
Expertise
Architectural HVAC Mechanical
Summary/Bio
Senior Mechanical Engineer Le
Certifications
Professional Engineer PE State
Current Company
Current Title
Senior Mechanical Engineer
Current Industry
Previous Company
Previous Title
Previous Industry
School
Degree
bachelors degree mechanical
First Name
Last Name
Source
Phone
Languages
Career length
12
Career job count
3
Location (City, ST)
Commute distance
Total hits
2,838
Max. relevancy
61.33
Min. relevancy
24.92
Mean relevancy
30.11
StDev. relevancy
5.129
Var. relevancy
26.31
above mean
363
1 X StDev
1
2 X StDev
8
3 X StDev
13
5 X StDev
125

But Look At Us Now!


Ai4JOBS
Your Jobs
Candidate Pool
Products
Software Engineer
Export...
Edit Job
Upload Candidates
Direct Applicants
348
Indirect Candidates
136
Qualified Candidates
9
Select Candidate Source to view:
All Sources
Matching Results (Showing 348 Results)
Applicant Name/ID
Match
Type
Source
Exp. Level
Job Count
Attendees' Choice
Pitchfest Winner
2019 Pitchfest
SHRM

In just seconds you see all applicants for all jobs, ranked and scored, without bias.

This saves our customers hours on each open job and greatly reduces the risk of overlooking qualified candidates.

Ai4JOBS is simple, fast and fair.

Supporting Candidates In Their Career Journey

Our new mobile app improves communications between candidates and employers. The pandemic has caused many people to move locations(not to mention a lot of stress!) and remote work is more available.

These trends led to our launching of the Career Companion. This is a mobile application, providing compassionate guidance to the job seeker.

We still need a name for the companion and EVERY investor will be invited to submit a suggested name that will be voted on by all customers, investors and candidates.

We are excited to hear your suggestions!


thisway + maslo
Webinar
Annoucing Your New Career Companion
June 11, 2020
1:00pm - 2:00pm CST
How to stay focused working from home
YOUR CHECK-INS
Being in nature can give you a peace of mind. It can make you focus on things you...

Early Stage Funding

We raised funding to continue the R & D (add more job types, refine bias reduction, improve the user experience) and become ISO 27001 certified so we could work with large companies. In our early days we worked out of a small, one room office of a Victorian office in downtown Austin, Texas. It only had room for 3 people at a time, but it had one wall that was a giant white board! It also had a conference room where we could meet and celebrate milestones with our early investors.



Integrations!

Recruiters have a hard job so we need to keep things simple for them. This is where integrations come in so they get great results without having to change their existing workflow.

In Q3 of 2019 we completed our first system integration with Greenhouse.io It was exciting because it proved we could:

1) Integrate in less than 15 minutes, when most competitor integrations take weeks, or even months.

2) Show live matching to prospective customers during their demo. This proved our tech worked in real time, was truly automated, accurate and unbiased.

3) Deliverustomer value is delivered in less than 30 minutes.


#1953
UNBIASED
MATCHING
TECHNOLOGY
PITCHFEST
THEATER

> **"More than 100 companies were vying for the award and the pack was narrowed in the first round, immediately following a keynote from Shark Tank's Barbara Corcoran. Ultimately Ai4JOBS and its suite of products was crowned as the industry attendee favorite."**
>
> **Ai4JOBS Named HR Tech Innovation of the Year ~ Yahoo Finance**

Following our win, we began hearing from some of the largest and best known brands in the world.

Even with the challenges posed by the pandemic we have had nearly $300,000 in sales of our Salesforce app. Link to Ai4JOBS Salesforce App


thisway
Ai4JOBS is now
in Salesforce CRM
Instantly Parse, Match and Score
Identify Qualified Candidates
Available in
the AppExchange
Native Salesforce Application
Lightning Experience

March 25, 2020: We Understood Our Real Purpose As A Company


"There is only
one thing stronger
than all the armies
of the world:
and that is an
idea whose
time has come."
VICTOR HUGO

Please Join Our Us On Our Journey!

We are passionate about this problem and ThisWay's team is committed to building a great company that provides significant value to our customers, partners and investors.

Each year we host a celebration of that years accomplishments. This year we anticipate hosting a virtual meeting in October of 2020 when investors can get to know our team a bit better. There's always a theme and we would love your suggestions!

Thank you! We look forward to having you on Team ThisWay!



Videos from our customers, investors and advisors coming soon.

Video from Aaron Cox, long time customer and SVP of Texas Association of Business in Austin, Texas.

Video from Kelsey August, Chairperson of Central Texas Angel Network, CEO of LoneStar Direct and our Lead Investor.

Video from Matthew Ketterman, entrepreneur, attorney and our largest investor.

Video from Brandon Metcalf, entrepreneur, investor, advisor with industry exit worth hundreds of millions of dollars.

Video from Kevin Przybocki, entrepreneur, investor with exit worth hundreds of millions of dollars.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We match all people to all jobs, without bias. Removing bias levels the playing field 1) helps millions of unemployed get new jobs 2) supports businesses, especially those seeking diverse applicants and team members and 3) spurs economic growth. Post Covid-19, average job application rates grew from 125 for each job to 1000+ applicants in many cases. We also increase job opportunities for candidates by matching them to jobs they may not know about, while supporting our paying company customers.

Where will your company be in 5 years?

We hope to be the #1 matching engine across multiple industries and to be the leading OEM technology for applicant tracking systems, RPO's, enterprise companies and staffing agencies. And we hope to have enabled +5 million people and +1000 companies to come together for mutual success in the new world of work. We hope our company and technology is known for bringing innovation to market that helped the world recover from a pandemic.

Why did you choose this idea?

As a women who works in male dominated industries, I have experienced workplace bias for over 30 years. My immediate family includes veterans, active duty military and members of the LGBTQ community. Bias hurts people, business and economies. Our diverse team shares my passion for bringing long overdue change that improves the world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

There are few things needed more than unbiased job matching in today's pandemic and racially charged market. It's no longer just a 'nice to have'.

Ours is a mission critical technology for any business that wants to remain relevant and continue to have market share.

We have been working to solve this problem for years. This is not a fad for us, and solving this problem is deceptively difficult. In our own development we faced many challenges that our diverse team was able to overcome because we had a deep understanding of 1) the problem, 2) how to build scalable technology and 3) the recruitment and human resources ecosystem.

How far along are you? What's your biggest obstacle?

Following years of R & D we now have a dedicated team, proprietary technology, testimonials from paying customers and increasing demand.

We are benefitting from greater awareness following our Innovation Of The Year award from the HR tech industry and press regarding our partnership and backing from Amazon.

Our biggest obstacle has been bringing a new product to a market that did not yet understand artificial intelligence and had not yet prioritized bias reduction and diversity in their hiring practices.

The recent crisis has created more demand and influenced the rapid adoption of technology that can help 40 million unemployed people compete fairly, without bias, in the job market.

Who competes with you? What do you understand that they don't?

Our customers care and invest in the candidate experience because their applicants are also their customers.

We have some legacy competitors like IBM Watson, that we beat in software 'bake-offs' as well as other startups. One thing that sets up apart is that 1) we trained our systems to be unbiased, 2) our tech delivers value in 30 minutes not after weeks or months, 3) our matching works on 48,000+ job types and 4) it works on any volume of matching, whether it be matching for 20 applicants or 2000.

The thing we understand that others miss is that there are over 500 bias' that stand between qualified people and sustainable work. The greatest amount of value, brand loyalty and ROI is achieved when you remove this bias.

How will you make money?

Currently we generate revenue by 1) sourcing specialized talent via 3000+ partners 2) providing real time matching inside a customers existing HR systems 3) providing real time matching for job boards, of which there are more than 18,000 in the US, 4) enriching outdated or insufficient candidate data when people apply through online platforms, Facebook, and other technology.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our users are recruiters. The buyers are typically more senior executives inside companies. This necessitates our providing a simple and valuable user experience without making the recruiter feel like they will be replaced by our tech. The buyer needs to see ROI and often times they do not understand the reality of the users job.

This creates both the demand and opportunity for an educational and consultative sales process. Our average Annual Contract Value is over $60,000 per year so our ACV warrants this level of engagement but we our greatest risk lies in that we have to win the User and the Buyer.

One of our competitors has also raised over $50 million dollars but we are now beginning to win customers from them because they are not truly automated, like we are.

Are you involved in any litigation?

The company is currently working to resolve a lawsuit brought against it by a purported competitor. We have filed a motion to dismiss. Limited to less than forty thousand in exposure.

Financials

Invest in ThisWay Global has financial statements ending December 31 2019. Our cash in hand is $76,567, as of June 2020. Over the three months prior, revenues averaged $35,830/month, cost of goods sold has averaged $7,723/month, and operational expenses have averaged $93,337/month.

At a Glance

January 1 to December 31

$208,414 +115%
Revenue

-$1,855,368
Net Loss

$393,763 +100%
Short Term Debt

$0
Raised in 2019

$76,567
Cash on Hand
As of 06/11/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We match all people to all jobs, without bias. Removing bias is essential to leveling the playing field and 1) helps millions of unemployed people get new jobs 2) supports businesses to re-open 3) spurs economic growth. Post Covid-19, average job application rates grew from 125 for each job to 1000+ applicants in many cases. Our tech identifies qualified candidates, but without bias. And we increase job opportunities for candidates by matching them to jobs they may not know about.

In five years, we hope (but not guarantee) to be the #1 matching engine across multiple industries (OEM): ATS, RPO, Enterprise, Staffing.

Milestones

ThisWay Global LLC was incorporated in the State of Delaware in September 2016.

Since then, we have:

- Team has multi-million dollar exits in same space. Product is generating revenue.

- $160 billion market just in the US.

- 489% growth rate (from 2019-present)

Historical Results of Operations

Our company was organized in September 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $208,414 compared to the year ended December 31, 2018, when the Company had revenues of $97,156.

- *Assets.* As of December 31, 2019, the Company had total assets of $380,576, including $2,159,388 in cash. As of December 31, 2018, the Company had $2,139,641 in total assets, including $2,103,003 in cash.

- *Net Loss.* The Company has had net losses of $1,855,368 and net losses of $805,759 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $3,243,763 for the fiscal year ended December 31, 2019 and $3,047,207 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $35,000 in debt and $3,150,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 7 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ThisWay Global LLC cash in hand is $76,567, as of June 2020. Over the last three months, revenues have averaged $35,830/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $93,337/month, for an average burn rate of $57,507 per month. Our intent is to be profitable in 12 months.

Our sales in 2020 are nearly $1 million and we have sales pipeline of over $18 million. This is due to our tech and integration API's now being complete and our product aligning with market timing and demand. Our company has experienced significant growth in demand due to the large number of people unemployed, companies needing to restructure their workforce and the increased focus on removing bias and increasing diversity.

We have more investment coming into the business and over $750,000 in invoicing that has just gone out to customers. So we have several ways to mitigate cash flow, including utilizing incoming revenue from customers, deferred salary to myself and founders floating the business with personal funding in the short term.

Our current, average Annual Contract Value is $133,000, including integration. We expect the ACV to remain close to this as we continue to have customers agreements ranging from $25K - more than $1 million per year.

We have put together a special package that has been very well received so far. Essentially companies get 18 months of our platform for the price of one year. While this cannot be guaranteed, sales projections are 19 deals per quarter for $900K in revenue per quarter, or $1.8 million over the coming six months. We have an additional $2.4 mil in closing stages in our pipeline. These are larger deals that have been in the works for over a year. We believe we will need a total of $350,000 to break even by end of the year.

Forecasted expenses will be between $98,000 - $125,000 for the next 6 months and ramp up a bit with increased revenue because we will add customer success and marketing. These figures cannot be guaranteed.

For additional capital, we have a group of current investors that have continued to support our company in multiple rounds and we are in discussions with a number of venture capitalists that have increased interest in the company following their seeing how applicable our technology is for enterprise companies in todays market.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-890%	70%	-488%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
N/A	$26,052	87%
Revenue to Receivables:	**Debt Ratio:**	
2,532%	852%	

ThisWay Global financials and review report 12.31 2018 and 2019 - V2.pdf

Risks

1. That a larger competitor develops similar technology and uses their size and capital to capture greater market share.

2. The chaos and distraction due to the COVID-19 quarantine and it's effects keep our customers from deciding to buy.

3. Our status as an early-stage startup disincentives large/enterprise customers from early adoption and conversion to long term contracts.

4. We are currently a small team of highly skilled experts, but our lack of depth on "the bench" is a continuing risk, meaning we one have one person in each role-- one front-end engineer, one back-end engineers, one salesperson, one customer support person, etc.

5. Combination of above risks resulting in team members getting sick and adversely affecting the company's ability to deliver.

6. Relatively low capitalization for the target market of mid/large/enterprise customers, which puts company at risk of not reaching cash-flow positive before funds run out

7. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

8. This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)].

9. The company is currently resolving a lawsuit brought against it by a purported competitor. A motion to dismiss has been filed and a ruling is expected within a month. Maximum financial exposure is lest than forty though

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Angela Hood	CEO @ ThisWay Global	2016

Officers

OFFICER	TITLE	JOINED
Angela Hood	President CEO	2016
Everett J Hood	COO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Angela Hood	LLC-Sole Proprietor	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$116,746	Convertible Note
12/2017	$25,000	Loan
02/2018	$10,000	Loan
03/2020	$300,000	Convertible Note
10/2018	$2,000,000	Convertible Note
06/2018	$850,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/27/2018	$850,000	6.0%	20.0%	$5,000,000	12/31/2019
10/26/2018	$2,000,000	6.0%	20.0%	$15,000,000	12/31/2021
03/15/2020	$300,000	6.0%	30.0%	$16,000,000	03/31/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Angela Hood	12/26/2017	$25,000	$28,750	6.0%	12/31/2021	Yes
Angela Hood	02/28/2018	$10,000	$11,350	6.0%	12/31/2021	Yes

Related Party Transactions

Name	Angela Hood
Amount Invested	$10,000
Transaction type	Loan
Issued	02/28/2018
Outstanding principal plus interest	$11,350 as of 06/2020
Interest	6.0 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/CEO

Director's Loan#2

Name	Angela Hood
Amount Invested	$25,000
Transaction type	Loan
Issued	12/26/2017
Outstanding principal plus interest	$28,750 as of 06/2020
Interest	6.0 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Founder/CEO

Director's Loan#1

Use of Funds

$100,000	30% Marketing through digital outreach, 22.5% Operations, 40% R&D, 7.5% Wefunder intermediary fee,
$1,070,000	40% Marketing: digital/print campaigns, 22.5% Operations & employee increase, 30% R&D, 7.5% Wefunder intermediary fee

Capital Structure

This is an LLC with no issued units.

The Funding Portal

Invest in ThisWay Global is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.